

Mail Stop 4561

May 12, 2017

Paul Auvil
Chief Financial Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, California, 94089

> **Re:** **Proofpoint, Inc.**
> **Form 8-K**
> **Furnished January 26, 2017**
> **File No. 001-35506**

Dear Mr. Auvil:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished on January 26, 2017

1. Please tell us and revise your disclosure in future earnings releases to clarify how you determined the income tax effects of your Non-GAAP adjustments. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services